637 Davis Drive Morrisville, NC 27560 USA phone 1-919-767-3230 fax 1-919-767-3233

www.harrisstratex.com
Harald Braun
President and
Chief Executive Officer
Via Electronic Submission (Correspondence)
January 22, 2009
Mr. Robert Bartelmes
Senior Financial Analyst
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Harris Stratex Networks, Inc. Form 10-K for year ended June 27, 2008 Filed September 25, 2008 File No. 001-33278
Dear Mr. Bartelmes:
On behalf of Harris Stratex Networks, Inc. (“Harris Stratex”), I hereby submit our response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Harris Stratex’ Annual Report on Form 10-K for the fiscal year ended June 27, 2008 (the “Form 10-K”), as set forth in your letter dated January 15, 2009 (the “Comment Letter”).
We have duly noted comment nos. 1. - 5. in the Comment Letter. In consideration of these comments, in future filings we will address the matters raised by each of the comments to the extent then applicable.
Harris Stratex Acknowledgement:
Harris Stratex acknowledges the following:
•	Harris Stratex is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Harris Stratex may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with the foregoing please call me at (919) 767-3250 or Sarah A. Dudash, Senior Vice President and Chief Financial Officer, at (919) 767- 3352. Facsimile transmissions may be sent to either of us at (919) 767-3230.
Very truly yours,
/s/ Harald J. Braun
Harald J. Braun
President and Chief Executive Officer

cc:	Jessica Plowgian, Attorney-Adviser Securities and Exchange Commission Sarah A. Dudash, Senior Vice President and Chief Financial Officer, Harris Stratex Networks, Inc.

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